UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K are the unaudited consolidated condensed financial statements of Euroseas Ltd. (the "Company") for the second quarter of 2015.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-194922) filed with the U.S. Securities and Exchange Commission on March 31, 2014, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: August 11, 2015	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 99.1

Euroseas Ltd.
Unaudited Consolidated Condensed Statements of Operations
(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Revenues
Voyage revenue	10,081,816	9,846,372	20,048,813	18,474,782
Related party revenue	60,000	60,000	120,000	120,000
Commissions	(502,688)	(537,786)	(1,030,826)	(1,044,290)

Net revenues	9,639,128	9,368,586	19,137,987	17,550,492

Operating expenses
Voyage expenses	1,002,655	432,570	1,138,951	918,433
Vessel operating expenses	6,238,260	6,545,949	12,036,879	13,384,584
Drydocking expenses	1,286,807	442,758	1,372,211	989,309
Depreciation	2,972,497	2,890,476	5,825,417	5,780,952
Management fees	1,238,792	1,047,540	2,430,598	2,122,035
Other general and administrative expenses	970,903	794,144	1,978,792	1,712,085
Total operating expenses	13,709,914	12,153,437	24,782,848	24,907,398

Operating loss	(4,070,786)	(2,784,851)	(5,644,861)	(7,356,906)

Other income/(expenses)
Interest and finance cost	(487,781)	(363,848)	(957,923)	(849,384)
(Loss) / gain on derivatives, net	(54,211)	38,539	(95,865)	(165,272)
Other investment income	237,500	282,625	475,000	565,250
Foreign exchange gain / (loss)	(702)	(2,188)	404	33,462
Interest income	145,653	4,233	255,269	22,205
Other (expenses) / income, net	(159,541)	(40,639)	(323,115)	(393,739)
Equity loss in joint venture	(786,770)	(476,658)	(1,262,204)	(955,540)
Net loss	(5,017,097)	(3,302,148)	(7,230,180)	(8,706,185)
Dividend Series B Preferred shares	(387,055)	(406,773)	(651,416)	(808,524)
Net loss attributable to common shareholders	(5,404,152)	(3,708,921)	(7,881,596)	(9,514,709)
Loss per share, basic and diluted	(0.95)	(0.64)	(1.50)	(1.64)
Weighted average number of shares, basic and diluted	5,688,812	5,784,025	5,244,685	5,784,025

Euroseas Ltd.
Unaudited Consolidated Condensed Balance Sheets
(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2014	June 30, 2015

ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	25,411,420	15,667,761
Trade accounts receivable	2,189,986	1,204,115
Other receivables, net	844,720	679,497
Inventories	1,758,930	1,463,280
Restricted cash	294,093	291,962
Prepaid expenses	348,231	456,380
Total current assets	30,847,380	19,762,995

Fixed assets:
Vessels, net	111,150,227	105,369,275
Advances for vessels under construction	15,687,490	22,428,693
Long-term assets:
Restricted cash	7,700,000	5,200,000
Deferred charges, net	335,621	673,293
Other Investments	6,183,800	6,749,050
Investment in joint venture	18,674,094	17,718,554
Total long-term assets	159,731,232	158,138,865
Total assets	190,578,612	177,901,860

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	19,512,000	18,556,000
Trade accounts payable and accrued expenses	3,430,780	4,298,698
Deferred revenue	803,649	730,889
Due to related company	1,145,808	558,069
Derivatives	297,992	147,388
Total current liabilities	25,190,229	24,291,044

Long-term liabilities:
Long term debt, net of current portion	34,745,000	31,265,000
Derivatives	779	187,328
Total long-term liabilities	34,745,779	31,452,328
Total liabilities	59,936,008	55,743,372

Mezzanine equity: Series B Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 32,140 and 32,949 shares issued and outstanding, respectively)	30,440,100	31,248,624

Shareholders' equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 5,715,731 and 5,784,025 issued and outstanding)	171,472	173,521
Additional paid-in capital	268,374,336	268,594,355
Accumulated deficit	(168,343,304)	(177,858,012)
Total shareholders' equity	100,202,504	90,909,864
Total liabilities and shareholders' equity	190,578,612	177,901,860

Euroseas Ltd.
Unaudited Consolidated Condensed Statements of Cash Flows
 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30,	Six Months Ended June 30,
	2014	2015

Cash flows from operating activities:
Net loss	(7,230,180)	(8,706,185)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels	5,825,417	5,780,952
Amortization of deferred charges	61,978	75,052
Loss in investment in joint venture	1,262,204	955,540
Share-based compensation	286,468	222,068
Unrealized (gain) / loss on derivatives	(341,902)	35,945
Other investment income accrued	(475,000)	(565,250)
Changes in operating assets and liabilities	3,541,086	1,406,873
a. Net cash provided by / (used in) operating activities	2,930,071	(795,005)

Cash flows from investing activities:
Vessel acquisition and advances for vessels under construction	(33,230,898)	(6,741,203)
Change in restricted cash	(131,644)	2,502,131
b. Net cash used in investing activities	(33,362,542)	(4,239,072)

Cash flows from financing activities:
Proceeds from issuance of common stocks, net	14,550,000	-
Proceeds from issuance of preferred stocks, net	29,700,000	-
Loan fees paid	(260,000)	(245,300)
Offering expenses paid	(366,857)	(28,282)
Proceeds from long term debt	23,300,000	5,000,000
Repayment of long-term debt	(9,506,000)	(9,436,000)
c. Net cash provided by / (used in) financing activities	57,417,143	(4,709,582)

Net increase / (decrease) in cash and cash equivalents	26,984,672	(9,743,659)
Cash and cash equivalents at beginning of period	11,400,237	25,411,420
Cash and cash equivalents at end of period	38,384,909	15,667,761